SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

07025470

18 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

<u>BY COURIER</u>

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 17 July 2007 which we released to The Stock Exchange of Hong Kong Limited on 17 July 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

dw 7/25

c.c. J P Morgan
- Mr King Ho

E:\cherry\S'La Asia\Aircrafts\Despatch\ltr to SEC.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF TWO JOINT VENTURE COMPANIES

The KPL Board and the SA Board announce that, on 17 July 2007, the JV Parties entered into the Joint Venture Agreements to establish JVCOs for the purposes of acquiring, owning, managing, operating and chartering the Aircrafts. Upon the establishment, JVCO 1 and JVCO 2 will each be 25% owned by each of the JV Parties.

The maximum funding commitment (whether equity, loan, financial assistance or otherwise) of the JV Parties to JVCOs is US$40,200,000 (approximately HK$313,560,000). All contributions from the JV Parties shall be made pro-rata to their equity interests in each JVCO.

Under the Listing Rules, Saddlers Group and Wise Assets are regarded as connected persons of SA while Saddlers Group and Forever Up are regarded as connected persons of KPL. Further details of their relationships are set out in the section headed "Implications under the Listing Rules" below. Accordingly, the establishment of JVCOs constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the maximum funding commitments of Wise Assets and Forever Up respectively under the Joint Venture Agreements do not exceed the 2.5% Threshold respectively of KPL and SA, the Joint Venture Agreements are only subject to announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules.

JOINT VENTURE AGREEMENTS

Date: 17 July 2007

Parties:	1.	Saddlers Group	– 25%
	2.	Wise Assets	– 25%
	3.	Forever Up	– 25%
	4.	Wilmar	– 25%

Scope of Business:	JVCO 1: Acquiring, owning, managing, operating and chartering Aircraft 1 to be acquired pursuant to the Gulfstream Contracts (plus any replacement aircraft), chartering in any other aircrafts and all matters related or incidental thereto. JVCO 2: Acquiring, owning, managing, operating and chartering Aircraft 2 to be acquired pursuant to the Gulfstream Contracts (plus any replacement aircraft), chartering in any other aircrafts and all matters related or incidental thereto.
Maximum Funding Commitment (whether equity, loan, financial assistance or otherwise):	JVCO 1: US$18,200,000 (approximately HK$141,960,000) JVCO 2: US$22,000,000 (approximately HK$171,600,000) Not exceeding US$40,200,000 (approximately HK$313,560,000) (whether equity, loan, financial assistance or otherwise) for JVCOs. The initial proportion of equity to shareholders' loans in each JVCO shall be decided by the JV Parties by mutual agreement. All such contributions from the JV Parties shall be made pro-rata to their equity interests in each JVCO.
Duration:	Indefinite.
Board of Directors:	Each shareholder holding 25% or more of the voting rights of each JVCO shall be entitled to nominate one director for every 25% voting rights held by it.
Profit Distribution:	As determined by the board of each JVCO.
Transferability:	Each JV Party may transfer its interest in each JVCO to its affiliates but no transfer to third parties shall be made without the approval of the other JV Parties.
Others:	Prior to the establishment of JVCOs, KHL shall negotiate with such third parties, and enter into such agreements, as the JV Parties may agree from time to time in connection with the Scope of Business of JVCOs. All such agreements shall be entered into by KHL on behalf of the JV Parties. All such agreements shall be assigned to the relevant JVCOs upon establishment. All third party costs and expenses incurred by KHL in connection with the foregoing shall be reimbursed by such JVCOs to KHL.

As soon as practicable after the establishment of JVCOs, KHL shall assign to the relevant JVCOs all its rights and obligations under the Gulfstream Contracts. To the extent that KHL has paid any down-payment or incurred any third party costs or expenses in relation to the negotiation and consummation of the Gulfstream Contracts, the same shall be reimbursed by JVCOs to KHL. Save as set out herein, KHL shall receive no payment for the assignment of the Gulfstream Contracts.

The maximum funding commitment (whether equity, loan, financial assistance or otherwise) was principally based on the purchase price of the Aircrafts, such purchase price was reached by arm's length negotiation between KHL (on behalf of the JV Parties) and Gulfstream Aerospace L.P.

It is currently expected that the funding required by Wise Assets and Forever Up under the Joint Venture Agreements will be sourced from their respective internal cash reserves. Such funding requirement is not expected to have any material impact on the financial position of either the KPL Group or the SA Group.

The shareholding structure, upon the establishment of JVCOs, is set out below:


KGL
53.94%
49.03%
100%
KPL
SA
100%
100%
Saddlers Group
Wise Assets
Forever Up
Wilmar
25%
25%
25%
25%
JVCO 1
JVCO 2
Aircraft 1
Aircraft 2

REASONS FOR THE JOINT VENTURE AGREEMENTS

The purpose of the Joint Venture Agreements is to establish companies to operate one or more aircrafts for corporate travels. Given the extensive networks of hotels, properties, production facilities and other interests by the SA Group, the KPL Group and the Wilmar Group respectively within the PRC and the Asia Pacific region, the use of the Aircrafts will provide their respective key management staff and team the flexibility to travel to locations as dictated by business exigencies. Such flexibility will shorten the overall travel time, improve productivity and enhance management efficiency.

It is currently expected that the Aircrafts will be fully utilised by the JV Parties. In the event that the Aircrafts are not fully utilised, JVCOs may charter the Aircrafts to third parties as a means to defray the operating costs of the Aircrafts.

INFORMATION ABOUT KGL, KPL, SA AND WILMAR

Saddlers Group is a direct wholly-owned subsidiary of KGL. KGL is an investment holding company. As at the date of this announcement:

(a) KGL is interested in 718,592,193 KPL Shares as disclosed under the SFO, representing approximately 53.94% of the existing issued share capital of KPL and is the controlling shareholder of KPL; and

(b) KGL is interested in 1,267,757,372 SA Shares as disclosed under the SFO, representing approximately 49.03% of the existing issued share capital of SA and is the controlling shareholder of SA.

Wise Assets is an indirect wholly-owned subsidiary of KPL. The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

Forever Up is an indirect wholly-owned subsidiary of SA. The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

Wilmar is Asia's leading agribusiness group. The Wilmar Group's activities include oil palm cultivation, edible oils refining, oilseeds crushing, branded edible oils processing and merchandising, specialty fats, oleochemicals and biodiesel manufacturing, and grains processing and merchandising. Headquartered in Singapore and listed on the Singapore Exchange Securities Trading Limited, Wilmar's operations are located in more than 20 countries across four continents, with a primary focus on Indonesia, Malaysia, China, India and Europe. Backed by a staff force of 60,000 people, over 160 processing plants and a widespread distribution network, its products are delivered to more than 50 countries globally.

IMPLICATIONS UNDER THE LISTING RULES

KGL is the controlling shareholder of each of KPL and SA.

As disclosed under the SFO, KGL is a substantial shareholder of KPL. SA, as an associated company of KGL, is an associate of KGL under the Listing Rules and is therefore a connected person of KPL.

As disclosed under the SFO, KGL is a substantial shareholder of SA. KPL, as a subsidiary of KGL, is an associate of KGL under the Listing Rules and is therefore a connected person of SA.

To the best of the knowledge, information and belief of the directors of KPL and SA, having made all reasonable enquiry, Wilmar is a third party independent of KPL and SA and is not a connected person (as defined under the Listing Rules) of KPL and SA.

Under the Listing Rules, Saddlers Group and Wise Assets are regarded as connected persons of SA while Saddlers Group and Forever Up are regarded as connected persons of KPL. Accordingly, the establishment of JVCOs constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the maximum funding commitment (whether equity, loan, financial assistance or otherwise) of Wise Assets and Forever Up respectively under the Joint Venture Agreements do not exceed the 2.5% Threshold respectively of KPL and SA, the Joint Venture Agreements are only subject to announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules.

The KPL Directors (including the independent non-executive KPL Directors) believe that the terms of the Joint Venture Agreements are on normal commercial terms and are fair and reasonable and it is in the interests of KPL and the KPL Shareholders as a whole to enter into the Joint Venture Agreements.

The SA Directors (including the independent non-executive SA Directors) believe that the terms of the Joint Venture Agreements are on normal commercial terms and are fair and reasonable and it is in the interests of SA and the SA Shareholders as a whole to enter into the Joint Venture Agreements.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Ku Moon Lun#, Lau Ling Fai, Herald# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Timothy David Dattels#, Wong Kai Man# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*

DEFINITIONS

"Aircraft 1"	The pre-used private jet Gulfstream G200, serial no. 049 manufactured by Gulfstream Aerospace L.P;
"Aircraft 2"	a new private jet Gulfstream G200 manufactured by Gulfstream Aerospace L.P;
"Aircrafts"	collectively, Aircraft 1 and Aircraft 2;
"2.5% Threshold"	the threshold set by Rule 14A.32 of the Listing Rules above which connected transactions will be subject to independent shareholders' approval requirement under Chapter 14A of the Listing Rules;
"Forever Up"	Forever Up Investments Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of SA;

"Gulfstream Contracts"	the letter of intent dated 12 June 2007 and the sale and purchase agreement dated 29 June 2007 for the acquisition of Aircraft 1 signed between KHL and Gulfstream Aerospace L.P and the sale and purchase agreement dated 13 June 2007 for the acquisition of Aircraft 2 signed between KHL and Gulfstream Aerospace L.P;
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Joint Venture Agreements"	Collectively, the two Joint Venture Agreements in respect of the establishment of JVCOs dated 17 July 2007 entered into by the JV Parties;
"JV Parties"	collectively, Saddlers Group, Wise Assets, Forever Up and Wilmar and the expression "JV Party" shall mean any one of them;
"JVCO"	any of the JVCOs;
"JVCO 1"	a company to be established in Samoa pursuant to the Joint Venture Agreement in relation to Aircraft 1 and which will be 25% owned by each of the JV Parties;
"JVCO 2"	another company to be established in Samoa pursuant to the Joint Venture Agreement in relation to Aircraft 2 and which will be 25% owned by each of the JV Parties;
"JVCOs"	collectively, JVCO 1 and JVCO 2;
"KGL"	Kerry Group Limited, a company incorporated in the Cook Islands, which holds as at the date of this announcement approximately 53.94% and 49.03% of the issued share capital of KPL and SA, as disclosed under the SFO, respectively;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong and a direct wholly-owned subsidiary of KGL; which holds as at the date of this announcement approximately 53.94% and 49.03% of the issued share capital of KPL and SA, as disclosed under the SFO, respectively;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Shareholders"	holders of KPL Shares;

"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"PRC"	The People's Republic of China;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"Saddlers Group"	Saddlers Group Limited, a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of KGL;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"US$"	United States Dollars, the lawful currency of the United States of America;
"Wilmar"	Wilmar International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Exchange Securities Trading Limited;
"Wilmar Group"	Wilmar and its subsidiaries;
"Wise Assets"	Wise Assets Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of KPL; and
"%"	per cent.

Amounts denominated in US$ in this announcement have been converted into HK$ at a rate of US$1 = HK$7.80 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 17 July 2007

* *For identification purposes only*

END